

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2012

Via E-mail
Michael J. Kowalski
Chief Executive Officer
Tiffany & Co.
727 Fifth Avenue
New York, NY 10022

   Re: Tiffany & Co.
      Form 10-K for the Fiscal Year Ended January 31, 2012
      Filed March 28, 2012
      File No. 001-09494

Dear Mr. Kowalski:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Andrew D. Mew

           Andrew D. Mew
           Accounting Branch Chief

cc: Mark Aaron, Investor Relations